SONOCO PRODUCTS COMPANY
1 North 2nd Street
Hartsville, SC 29550

August 21, 2015

VIA EDGAR

Ethan Horowitz, Branch Chief
Office of Natural Resources
Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 201549

Re:	Sonoco Products Company Form 8-K Filed August 10, 2015 (File No. 1-11261)

Dear Mr. Horowitz:

On behalf of Sonoco Products Company (the “Company” or “Sonoco”), set forth below is the Company’s response to the comment contained in your letter on behalf of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 14, 2015, addressed to me, regarding the Company’s Item 4.02 Form 8-K, filed with the Commission on August 10, 2015.

For your convenience, the text of your comment is set forth in italics below, followed by the Company’s response in regular type.

1.
We note that your Audit Committee concluded on August 9, 2015 that your financial statements for the periods identified in your filing should be restated and therefore should no longer be relied upon. We also note your disclosure in the Form 8-K filed on July 16, 2015 which indicates that you expected changes to your historical consolidated financial statements. Disclosure in this Form 8-K also addresses and quantifies expected adjustments to your pre-tax earnings for the three years ending December 31, 2014. Please tell us how you determined that it was not necessary to file an Item 4.02 Form 8-K until August 10, 2015. As part of your response, provide us with a timeline for the matter addressed in your Form 8-K beginning on the date when it was initially identified.

Response:

In conjunction with its press release announcing second-quarter financial results, the Company filed a Current Report on Form 8-K under Item 2.02 on July 16, 2015.  In that press release, the Company also disclosed the discovery of overstatements to prior periods’ earnings at its packaging center in Irapuato, Mexico, as well as preliminary estimates of the cumulative and current year pretax impacts of those overstatements.  The accounting irregularities, which involved the Irapuato facility’s finance manager and consisted of unsupported journal entries and other misstatements, were initially identified in early July 2015 when internal divisional finance personnel participated in the closing of the Irapuato facility’s books for June 2015.  Those internal finance personnel promptly elevated their findings and assessments to the Company’s senior management, who mobilized an internal team of finance personnel to determine the full extent of the accounting irregularities, and notified the Company’s outside general counsel, its independent public accountants and the Audit Committee of the Company’s Board of Directors. Upon being informed of these accounting irregularities, the Audit Committee promptly retained Ropes & Gray LLP (“R&G”) as independent outside counsel. In addition, Ernst & Young LLP (“EY”) was engaged as consulting forensic accountants. Together, R&G and EY conducted the investigation into the nature and magnitude of the accounting irregularities, an investigation that began in earnest in mid-July 2015.

After filing the Form 8-K on July 16, 2015, management continued working diligently to estimate the annual and quarterly pretax impacts for earlier years on a consolidated and segment basis. Due to a history of operating losses in the legal entity and complexities in Mexico tax regulations, the Company was not able to finish its tax impact analysis until August 8, 2015. During this time, management also worked to further clarify its understanding of the underlying issues that allowed the matter to develop in Mexico, as well as to develop information regarding the other qualitative and quantitative factors relevant to its materiality analysis.  While the inquiry was ongoing as of August 8, 2015, management believed that it was then able to conclude that the impact of adjustments may be material.

We do note, however, that the materiality analysis under SAB 99 was complex.  On a consolidated basis, the estimated impact of the adjustments was relatively minor on a cumulative and annual basis, with limited instances in certain quarters where the impact to net income and other metrics showed changes just greater than 5%.  While the work showed a large impact to the reported results of the affected segment, the impacted segment is the Company’s smallest in terms of earnings and is not considered to be a driver of the Company’s financial performance, nor is it considered by the Company to be critical to its business strategy.  For these reasons, even as the data developed, the determination regarding materiality was not clear and involved substantial consultation and discussion with Company personnel, as well as external advisors and the Company’s outside auditors.  We believe that management conducted a diligent and deliberate process in order to evaluate the many quantitative and qualitative factors that are relevant to the materiality determination, finally concluding on August 8, 2015, out of a desire to exercise caution, that it was prepared to recommend to the Company’s Audit Committee on August 9, 2015 that, while not free from doubt, the misstatements be considered material under applicable accounting rules and, as a result, warranted a restatement of the Company’s financial statements for the years ended December 31, 2012, 2013, and 2014, and applicable interim periods.  Following management’s recommendation, on August 9, 2015, the Audit Committee determined to proceed with a restatement of the Company’s financial statements.

Following the Audit Committee’s determination, the Company timely filed a Current Report on Form 8-K under Item 4.02 on August 10, 2015.

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and it is the Staff’s view that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We hope that the foregoing has been responsive to the Staff’s comment.  If you should have any questions about this letter or require any further information, please call me at (843) 383-3257.

Very truly yours,

s/Barry L. Saunders
Barry L. Saunders
Senior Vice President and Chief Financial Officer
Sonoco Products Company

cc:  Craig Marcus (Ropes & Gray LLP)
       Randall Bodner (Ropes & Gray LLP)
       R. Daniel O’Connor (Ropes & Gray LLP)

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